LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 (Canada) Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual General Meeting of shareholders of the Company held on Wednesday, July 10, 2013. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual General Meeting and Information Circular dated May 29, 2013.

The matters voted upon at the Meeting and the results of the voting were as follows:

		For	Against	Withheld	Not Voted
1.	Elect as Directors:
	Ralph D. McRae	906,411	0	115,807	1,099,393
	Darryl Eddy	909,958	0	112,260	1,099,393

2.	Appointment of BDO	2,015,674	0	105,935	2
	Dunwoody LLP as auditors
	of the Company and
	authorizing Directors to fix
	their remuneration
3.	Other Business	1,947,206	174,404	0	1

Dated this 10th day of July 2013

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs